                                                                     Exhibit 12
                                                                     ----------
                                                                     Page 1 of 1

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

              Computation of Ratio of Earnings to Fixed Charges
              -------------------------------------------------
                             (Thousands of Dollars)

Statement Setting Forth Computations Showing Satisfaction of the Requirements Specified in Regulation S-K, Item 503(d):

                                                             Year Ended December 31                           Jan. 1 -   Nov. 8 -
                                                   ----------------------------------------------------       Nov. 7     Dec. 31,
                                                       1993         1994          1995          1996           1997       1997
                                                       ----         ----          ----          ----          ------------------

Consolidated Net Income (Loss)                     ($587,147)     $ 185,431     $ 183,719     $ 116,553     $  95,191    $ 19,290
Add
  Federal Income Taxes Expense (Credit)             (247,966)        85,455        95,561        69,120        78,940      14,029
  Interest (a)                                       252,479        254,248       251,793       244,789       212,957      35,472
  Provision for Interest Element of Rentals (b)       81,131         79,462        79,642        79,503        59,078      10,008
                                                   ---------      ---------     ---------     ---------     ---------    --------
    Total Earnings                                 ($501,503)     $ 604,596     $ 610,715     $ 509,965     $ 446,166    $ 78,799
                                                   ---------      ---------     ---------     ---------     ---------    --------


Fixed Charges
  Interest (a)                                     $ 252,479      $ 254,248     $ 251,793     $ 244,789     $ 212,957    $ 35,472
  Provision for Interest Element of Rentals (b)       81,131         79,462        79,642        79,503        59,078      10,008
                                                   ---------      ---------     ---------     ---------     ---------    --------
    Total Fixed Charges                            $ 333,610      $ 333,710     $ 331,435     $ 324,292     $ 272,035    $ 45,480
                                                   ---------      ---------     ---------     ---------     ---------    --------
Ratio of Earnings to Fixed Charges                     (1.50)          1.81          1.84          1.57          1.64        1.73
                                                   =========      =========     =========     =========     =========    ========


---------------------------------

(a) Includes interest on first mortgage bonds, bank loans, commercial paper, pollution control notes, and other interest included in operation expenses;
     amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations.

(b) Includes the interest component of Bruce Mansfield sale and leaseback rentals, leased nuclear fuel in the reactor, and other miscellaneous rentals.